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                                                    Filed by Clarent Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    and deemed filed pursuant to
                                                              Rule 14a-12 of the
                                                 Securities Exchange Act of 1934


                                             Subject Company: ACT Networks, Inc.

                                                     Commission File No. 0-25740
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Contacts:
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Amy Wright                                     Birgit Riepe
Clarent Corporation                            Blanc & Otus Public Relations
(650) 481-1743                                 (773) 394-0370
amy@clarent.com                                briepe@blancandotus.com
--------------------------------------------------------------------------------
Eileen J. Morcos
Hill and Knowlton Investor Relations
Phone: (323) 966-5748
Emorcos@hillandknowlton.com
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           Clarent Corporation Completes Acquisition of ACT Networks

 Union Enhances Clarent's Technology Base, Distribution Channels and Worldwide
                Revenue Opportunities

REDWOOD CITY, California, August 10, 2000 -- Clarent(TM) Corporation (Nasdaq:
CLRN), a worldwide leader in providing carrier-grade, phone-to-phone Internet Protocol (IP) telephony solutions announced today the completion of its acquisition of ACT Networks of Calabasas, California, in a transaction valued at approximately $142 million. Clarent will issue 4,430,356 shares of Clarent stock to ACT Networks' stockholders in exchange for all outstanding ACT Networks common stock. Clarent will also assume outstanding options to purchase ACT common stock having an estimated value of $26 million.


                                    -more-
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                                                                          Page 2

     The ACT Networks acquisition further strengthens Clarent's leadership position in providing end-to-end intelligent, software-driven communications solutions for next-generation IP networks. The integration of ACT Networks' products, including a comprehensive family of voice and data access equipment with fully integrated command and control software, enables service providers and enterprise customers to build scalable, cost-effective, and easy to manage IP telephony networks.

     In addition to these integrated access devices (IADs), ACT Networks brings to Clarent a significant installed base of service provider, enterprise and OEM customers, including IDT, Impsat, Lucent Technologies and Marconi Communications. ACT's worldwide distribution channel and its superior team of packet telephony engineers in the US and Canada are also considered major assets that will contribute to the development of Clarent's future business.

     "We are proud to welcome the ACT Networks team to the Clarent family. Our new ACT Networks employees are incredibly talented and experienced, and will be a tremendous asset to Clarent," said Clarent's CEO and President, Jerry Chang. "The expanded Clarent product line provides the robust, flexible, intelligent software-driven platform for next-generation communications networks. Our customers around the globe can immediately implement our products and services to roll out new features to rapidly expand their revenue opportunities."

     "We are excited to be part of the Clarent family," said Andre de Fusco, former president and CEO of ACT Networks, and now President of Clarent's ACT Networks Division. "ACT Networks is a pioneer of packet voice technology and multiservice network access systems. We believe that the integration of our products with Clarent's suite of command and control software will bridge the chasm between in-place legacy networks and the next generation of IP-based integrated services. Our objective is to enable service providers to deploy cost-effective, scalable end-to-end IP communications networks. The Clarent solution is currently the state-of-the-art of this technology."

     ACT Networks is now a wholly owned subsidiary of Clarent and is located in Calabasas, CA.
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                                                                          Page 3

Additional Information and Where to Find It

     Clarent filed a Registration Statement on SEC Form S-4 in connection with the merger, and Clarent and ACT Networks mailed a Proxy Statement/Prospectus to stockholders of ACT Networks containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Clarent, ACT Networks, the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Clarent by mail to Clarent Corporation, 700 Chesapeake Drive, Redwood City, California, 94063, Attention: Investor Relations, telephone: (650) 817-3999.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Clarent and ACt Networks file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Clarent or ACT Networks at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Clarent's and CT Networks' filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Forward Looking Language

     This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to losses of key personnel or inability to introduce new products. In addition, statements in this press release relating to the expected
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                                                                          Page 4

benefits of the contemplated acquisition (including revenue opportunities) are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the development activities between the companies, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent periodic reports filed by Clarent with the SEC.

About Clarent Corporation

     Clarent Corporation (NASDAQ: CLRN) is the world leader* in providing intelligent, software-driven products for new generation, IP-based communications networks. Clarent solutions enable interconnection among communications service providers' disparate networks and foster the creation of global footprints for more than 260 telecom service providers worldwide, including AT&T, NTT and China Telecom. Clarent's software platform encourages innovation by allowing carriers to develop a variety of new features for consumers and enterprises. Founded in 1996, Clarent is headquartered in Redwood City, Calif. and has offices in Asia, Europe, Latin America and North America. To learn more about Clarent, visit its Web site at www.clarent.com.
                                                   ---------------

                                      ###

Clarent is a registered trademark of Clarent Corporation in the United States and other jurisdictions. All other company or product names mentioned may be trademarks or registered trademarks of the respective companies with which they are associated.

*More minutes travel across Clarent-enabled networks worldwide than those of any other equipment supplier. "IP Telephony Clearinghouses - A New Business Model", November 1999, iLocus, a division of Cape Saffron Ltd., a research group focused on the IP telephony industry, http://www.ilocus.com.